Exhibit A

INVESTOR GROUP ANNOUNCES $300 MILLION OFFER

TO ACQUIRE AMERICAN APPAREL

LOS ANGELES, CA and ROSWELL, GA, January 11, 2016 - An investor group comprised of Hagan Capital Group and Silver Creek Capital Partners (collectively, the “Investor Group”) announced today that they have submitted a $300 million offer to acquire American Apparel, Inc. (“American Apparel” or the “Company”).

•                  Offer valuing American Apparel at $300 million is superior to the debtor’s plan of reorganization and is a win-win solution for the Company and all of its stakeholders

•                  Debtor’s plan is not feasible and will lead to poor long-term recoveries for the Company’s stakeholders and put thousands of manufacturing jobs in Los Angeles at risk

•                  The acquisition proposal has the support of the Company’s founder, Dov Charney, whose leadership and vision is central to American Apparel’s long-term viability

The American Apparel investment would be managed by PressPlay Group, the private equity arm of San Francisco and Shanghai based PressPlay Global, which is backed by Hagan and Silver Creek.

The terms of the proposal includes an investment from the Investor Group of $130 million, including $90 million of new equity and $40 million of a new term loan. American Apparel would exit bankruptcy with approximately $160 million of liquidity and new equity, including cash, a new $50 million undrawn revolving credit facility, and $90 million of equity cushion at closing, versus approximately $75 million under the debtor’s plan of reorganization.

The total enterprise value of the proposed transaction is $300 million, an attractive valuation to the debtor and above the valuation range of $180 to $270 million publicly stated by the debtor in its disclosure statement. The Investor Group’s offer is an upward revision to a prior proposal submitted by the Investor Group to the Company in December 2015.

Under the Investor Group’s offer, the Company’s pre-petition senior lenders will receive a recovery of over 100% versus 33% to 77% under the debtor’s plan, assuming the low and high values of the debtor’s valuation range. Additionally, the unsecured creditors will receive a recovery of ten times that under the debtor’s plan, plus the benefits from the enhanced long-term viability of the enterprise.

“American Apparel is a proven viable business model that needs to be scaled from a sales point of view and should not be in bankruptcy. If the Company is not turned around it will be a pointless loss of American manufacturing jobs. We strongly urge the creditors to evaluate and accept our offer,” stated Chad Hagan, Managing Partner of Hagan Capital Group.

Headquartered in Los Angeles, American Apparel is an iconic company in the apparel industry, operating the largest clothing manufacturing facility in the United States. In 2014, the Company generated over $600 million of net sales and reported $40 million of Adjusted EBITDA. Mr. Charney has a consistent track record of driving the Company’s business, growing sales for 25 consecutive years with just one exception.

Hagan states, “Dov’s creativity, entrepreneurialism, and dedication are the cornerstone of American Apparel. Removing him from the Company’s board and leadership was a shortsighted mistake and we are seeing the results of this error unfold in the declining performance of the Company today.”

In the nine months ended September 30, 2015, following Mr. Charney’s departure from the Company but prior to the Company’s bankruptcy filing, net sales and gross profits at American Apparel declined 15.5% and 29.2%, respectively. These trends have not showed signs of reversing with net sales down 19.1% on a year-over-year basis for the third quarter of 2015, the last publicly disclosed financial information for the Company.

“The Company’s existing management team has had a year to prove its business strategies for American Apparel. The historical record on this is clear at this point: the Company is a far less profitable business than it was under Mr. Charney’s tenure as Chairman and CEO, and the Company’s sales and EBITDA only continue to deteriorate further under the new regime. We believe that under the strategy being pursued by current management, the debtor’s plan, if confirmed by the court, will ultimately prove unfeasible. This will result in disastrous outcomes for the Company’s various stakeholders,” commented Hagan.

Charney has developed a business plan that he and the Investor Group believe would rapidly improve the Company’s business performance. He has also held discussions with many highly regarded industry executives with exceptional track records, interested in joining the Company if the Investor Group’s proposal were to be successful and Charney returns.

Mr. Charney stated, “American Apparel is one of the largest private sector employers in the city of Los Angeles, providing thousands of manufacturing jobs. This discussion is not just about the impact on the investor returns, but also about the livelihood of thousands of workers. I am confident that given the opportunity I will successfully turn around the Company’s fortunes, return it to profitability and to a market leading position again.”

Cardinal Advisors, LLC is serving as financial advisor to Mr. Charney and Proskauer Rose LLP is serving as legal counsel to Hagan Capital Group and Silver Creek Capital Partners.

Forward-Looking Statements:

This press release contains forward-looking statements, which are based upon current expectations, involve a number of risks and uncertainties and are subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements that are not historical statements of fact and those regarding the intent, belief or expectations of Dov Charney, the Investor Group, Cardinal Advisors, or the Company, including, without limitation, all statements provided herein. Those forward-looking statements are subject to certain risks and uncertainties, and are based on information as of the date of this release. Mr. Charney, the Investor Group, and Cardinal Advisors undertake no obligation to update or revise any such forward-looking statements.

Contact: Cardinal Advisors David Felman (310) 903-1115 david.felman@cardinal-advisors.com	Dov Charney (213) 923-7943 dovcharneypersonal@gmail.com